UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35281

Forbes Energy Services Ltd.

(Exact name of registrant as specified in its charter)

3000 South Business Highway 281

Alice, Texas 78332

Tel: 361 664-0549

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 52

Explanatory Note: The purpose of this Amendment No. 1 to Form 15 is to correct the number of holders of record which was previously disclosed as 15, to the correct number which is 52.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forbes Energy Services Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2020	By:	/s/ L. Melvin Cooper
	Name:	L. Melvin Cooper
	Title:	Senior Vice President, Chief Financial Officer and Secretary